EXHIBIT 12

HONEYWELL INTERNATIONAL INC.
STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
Six Months Ended
June 30, 2010
(Dollars in millions)

Determination of Earnings:
Income before taxes	$1,201
Add (Deduct):
Amortization of capitalized interest	11
Fixed charges	240
Equity income, net of distributions	(13)

Total earnings, as defined	$1,439

Fixed Charges:
Rents(a)	$41
Interest and other financial charges	199

240
Capitalized interest	10

Total fixed charges	$250

Ratio of Earnings to Fixed Charges	5.76

(a) Denotes the equivalent of an appropriate portion of rentals representative of the interest factor on all rentals other than for capitalized leases.